UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 4.4%

FOR MAY 2006

Guadalajara, Jalisco, Mexico, June 12, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of May 2006.

During the month of May 2006, terminal passenger traffic increased 4.4% compared to May 2005, driven by international passenger traffic, which grew 12.2%, while domestic passenger traffic remained nearly flat.

As compared to May 2005, domestic traffic in May 2006 decreased by 0.2%, or 2 thousand terminal passengers due to declines in 9 of the 12 airports. These were offset by increases of 46.1% in Los Cabos, 9.7% in Puerto Vallarta and 8.3% in Guadalajara (with a total increase of 44 thousand passengers at these airports). The increase in Guadalajara was driven by an increase in traffic among the low cost carriers (Interjet, Volaris, Click and Avolar), while in Los Cabos and Puerto Vallarta, the increase reflects the popularity of these tourist destinations.

The decrease in the number of domestic terminal passengers was mainly the result of declines of 9.2 thousand passengers in La Paz, 9.3 thousand passengers in Hermosillo, 6.6 thousand passengers in Bajio, 5.5 thousand passengers in Los Mochis, 5.4 thousand passengers in Morelia, 5.2 thousand passengers in Tijuana and 4.6 thousand in Mexicali (for a total decline of 46.2 thousand domestic passengers, including Manzanillo and Aguascalientes compared to May of 2005). In the case of La Paz, Tijuana, Los Mochis, Bajio and Hermosillo this was mainly due to the cancellation of routes that were operated by Aerocalifornia.

It is anticipated that some of the routes, including Guadalajara-La Paz, Tijuana-Los Mochis, Guadalajara-Los Mochis and Bajio-Tijuana will resume as a result of the service offered by various other airlines beginning in June 2006.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

In terms of international passenger traffic, the most significant increase occurred in the Los Cabos airport (25.2 thousand passengers, representing a 15.2% increase compared to the previous year), Puerto Vallarta (22 thousand passengers, representing a 15.5% increase compared to the previous year) and Guadalajara (20.7 thousand passengers, representing an increase of 12.1%, compared to the previous year). The growth in Guadalajara was a result of the increase in the routes to and from Los Angeles, California, while in Puerto Vallarta and Los Cabos the traffic was in line with the growth driven mainly by U.S. and Canadian tourists.

The decline in international passenger traffic in the airports of La Paz, Hermosillo and Manzanillo was a result of the cancellation in the La Paz- Los Angeles, Hermosillo-Los Angeles and Manzanillo-Los Angeles routes, which were operated by Aerocalifornia, the first of which was an exclusive route of this carrier.

Domestic Terminal Passengers (in thousands):

GAP May 2006 Traffic	Page 2 of 4

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP May 2006 Traffic	Page 3 of 4

Low-Cost Carriers

At the close of May 2006, the weekly schedule operated by low-cost carriers represented an increase of 9 new frequencies compared to April 2006, for a total of 185 departure frequencies. Also during May 2006, low-cost carriers initiated 3 new routes, for a total of 17 routes operated by these airlines.

During the first five months of 2006, a total of 378 thousand passengers were served by low-cost carriers, representing 7.9% of the total number of domestic passengers for that period.

*****

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GAP May 2006 Traffic	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: June 12, 2006